02048007

5/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0116
Expires:	May 31, 1991
Estimated average burden hours per response	8.00

May 7, 2002 News Release
May 21, 2002 News Release

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 01 2002
WASH. D.C.

For the month of May, 19/ 2002

ID Biomedical Corporation
(Translation of registrant's name into English)

1510 - 800 West Pender Street, Vancouver, BC V6C 2V6
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ID Biomedical Corporation
(Registrant)

Date June 6, 2002

By [signature]
Deborah Bowers (Signature)*
Corporate Secretary

*Print the name and title of the signing officer under his signature.

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of From 6-K.

This form shall be used by foreign issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not previously furnished, such issuer (i) is required to make public in the country of its domicile or in which it is incorporated or organized pursuant to the law of that country, or (ii) filed with a foreign stock exchange in which its securities are traded and which was made public by that exchange, or (iii) distributed to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is significant with respect to the issuer and its subsidiaries concerning: changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

CLINICAL TRIAL RESULTS OF STREPTAVAX™ TO BE PRESENTED AT INTERNATIONAL VACCINE CONFERENCE

Vancouver, BC –May 7, 2002 – ID Biomedical announced today that Dr. Shelly McNeil of Dalhousie University in Halifax will present Phase I Clinical Trial results for StreptAvax™ at the Fifth Annual Conference on Vaccine Research. Dr. McNeil's presentation will describe the first study in humans of StreptAvax™, ID Biomedical's multivalent recombinant vaccine developed to prevent group A streptococcus infections. The full presentation will be available on the company's website, www.idbiomedical.com on Friday May 10, 2002.

The National Foundation for Infectious Diseases (NFID), a sponsor of the conference, issued a press release today highlighting the clinical trial results of StreptAvax. The StreptAvax presentation was chosen by NFID because it "represents cutting edge development in the field, and holds great promise for improving public health in the US and abroad." The purpose of this press release was to call attention to two selected presentations from the conference, which will disclose particularly important scientific information and findings. See press release – WORLD'S VACCINE EXPERTS MEETING IN BALTIMORE TO REPORT NEW PROGRESS IN VACCINE DEVELOPMENT in our press release section on our website.

"The presentation of the results of the human testing of StreptAvax is historic," said Dr. Anthony F. Holler, ID Biomedical's Chief Executive Officer. "The data supports StreptAvax to be safe and broadly immunogenic in the human volunteers tested. This clinical trail is the first human study that suggests the development of a safe and effective group A strep vaccine is possible. I would like to thank all the organizations involved in achieving this challenging and important milestone including: our internal development team, Clinical Trial Research Center of Dalhousie University, the University of Tennessee, the National Institutes of Allergy and Infectious Diseases and regulatory authorities in Canada and the United States. On behalf of ID Biomedical and our collaborators I would also like to thank the NFID for recognizing the importance of our development efforts."

The Fifth Annual Conference on Vaccine Research is a non-commercial scientific forum that brings together specialist from diverse disciplines, such as microbiology, immunology, epidemiology and public health. The Conference is jointly sponsored by eight prestigious groups: the National Foundation for Infectious Diseases, the Centers for Disease Control and Prevention, the National Institute of Allergy and Infectious Diseases, the International Society for Vaccines, the United States Department of Agriculture, the Center for Biologics Evaluation and Research of the Food and Drug Administration, the Albert B. Sabin Institute of Georgetown University, the Center for Vaccine Development at the University of Maryland, and the World Health Organization.

About ID Biomedical

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome™ platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe™ Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure™ intranasal influenza (flu) vaccine and the StreptAvax™ group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

The foregoing information contains so-called forward-looking statements. These include statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which it indicates by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes" and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the ability to successfully complete preclinical and clinical development of its products; ii) the ability to obtain and enforce timely patent and intellectual property protection for its technology and products; iii) the ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties' intellectual property; iv) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing; v) the ability to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; vi) market acceptance of its technology and product; and (vii) the competitive environment and impact of technological change. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.

ID BIOMEDICAL CORPORATION

Anthony F. Holler
Chief Executive Officer

I D
BIOMEDICAL

1510-800 West Pender
Vancouver, British Columbia
CANADA, V6C 2V6

NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts: ID Biomedical Corporation
Dean Linden
Manager, Corporate Communications
(604) 431-9314
www.idbiomedical.com

For Immediate Release

ID BIOMEDICAL RECORDS PROFIT IN FIRST QUARTER

Vancouver, BC – May 21, 2002 – ID Biomedical announced today that it recorded unaudited proforma net earnings of $2.9 million or $0.10 per share for the three month period ending March 31, 2002. The proforma results exclude a write-down of $2.5 million in the fair value of shares held by the Company in Third Wave Technologies, Inc. Including this write-down, the Company recorded unaudited net earnings of $0.4 million or $0.01 per share as compared to a net loss of $1.0 million or ($0.04) per share for the same three month period in 2001.

Revenue for the quarter increased significantly to $9.0 million compared to $1.2 million for the comparable period in 2001.

The Company had cash and short-term investments of $34.4 million at March 31, 2002 as compared to $33.7 million at December 31, 2001. At March 31, 2002 the Company had current assets of $38.6 million compared to $37.8 million at December 31, 2001.

	Three months ended March 31 unaudited 2002	Three months ended March 31 unaudited 2001
Total Revenue	8,961,354	1,185,733
Net earnings (loss)	425,017	(1,031,501)
Earnings per share	0.01	(0.04)